SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                         Novametrix Medical Systems Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   669870 10 7
                                 (CUSIP Number)

                                Paul Jacobs, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 1998
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 669870 10 7                                      Page 2 of 20 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Elliott Associates, L.P., a Delaware limited partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a) |_|

               (b) |X|
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER         7    SOLE VOTING POWER
OF                  126,350

SHARES         8    SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                126,350

REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     126,350

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |X|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.4%

14   TYPE OF REPORTING PERSON*
     PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 669870 10 7                                      Page 3 of 20 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Westgate International, L.P., a Cayman Islands limited partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |_|
      (b) |X|
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER         7    SOLE VOTING POWER
OF                  0

SHARES         8    SHARED VOTING POWER
BENEFICIALLY        126,600

OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                0

REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH         126,600

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     126,600

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |X|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.4%

14   TYPE OF REPORTING PERSON*
     PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 669870 10 7                                      Page 4 of 20 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |_|
      (b) |X|
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER         7    SOLE VOTING POWER
OF                  0

SHARES         8    SHARED VOTING POWER
BENEFICIALLY        126,600

OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                0

REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH         126,600

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     126,600

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |X|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.4%

14   TYPE OF REPORTING PERSON*
     CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 669870 10 7                                      Page 5 of 20 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Thomas J. Abbenante

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |_|
      (b) |X|
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER         7    SOLE VOTING POWER
OF                  48,375

SHARES         8    SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                48,375

REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,375

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      |X|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.5%

14   TYPE OF REPORTING PERSON*
     IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 669870 10 7                                      Page 6 of 20 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Louis P. Pellegrino Family Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a) |_|

               (b) |X|
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut

NUMBER         7    SOLE VOTING POWER
OF                  181,121

SHARES         8    SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                181,121

REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     181,121

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |X|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.0%

14   TYPE OF REPORTING PERSON*
     OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 669870 10 7                                      Page 7 of 20 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Pellegrino Irrevocable Insurance Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) |_|
       (b) |X|
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut

NUMBER         7    SOLE VOTING POWER
OF                  50,000

SHARES         8    SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY       9    SOLE DISPOSITIVE POWER
EACH                50,000

REPORTING      10   SHARED DISPOSITIVE POWER
PERSON WITH         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      |X|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.6%

14   TYPE OF REPORTING PERSON*
     OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 669870 10 7

Item 1.       Security and Issuer.

              This statement relates to the common stock, $.01 par value per share ("Common Stock"), of Novametrix Medical Systems Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 5 Technology Drive, Wallingford, Connecticut 06492.

Item 2.       Identity and Background.

              (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership and its wholly-owned subsidiaries (collectively, "Elliott"); Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"); Martley International, Inc., a Delaware corporation ("Martley"); Thomas J. Abbenante ("Abbenante"); Louis P. Pellegrino Family Trust, a trust organized under the laws of the State of Connecticut (the "Family Trust"); and Pellegrino Irrevocable Insurance Trust, a trust organized under the laws of the State of Connecticut (the "Insurance Trust").

                   Paul E. Singer  ("Singer")  and Braxton  Associates,  L.P., a
              Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

                   Abbenante  and  Peter J.  Pellegrino  ("Pellegrino")  are the
              co-trustees of the Family Trust. Abbenante is the sole trustee of the Insurance Trust.

                   Each of Elliott,  Westgate,  Martley,  Abbenante,  the Family
              Trust and the Insurance Trust may hereinafter also be referred to as a "Reporting Person" and, collectively, as the "Reporting Persons."

              Elliott

                   The  business  address of Elliott is 712 Fifth  Avenue,  36th
              Floor, New York, New York 10019. The principal business of Elliott is to purchase, sell, trade and invest in securities.

              Singer

                   The  business  address  of Singer is 712 Fifth  Avenue,  36th
              Floor, New York, New York 10019. The principal occupation or employment of Singer is serving as general partner of Elliott and Braxton LP and President of Martley.

              Braxton LP

                   The business address of Braxton LP is 712 Fifth Avenue,  36th
              Floor, New York, New York 10019. The principal business of Braxton LP is the furnishing of investment advisory services.

                   The  names,   business   addresses,   and  present  principal
              occupation or employment of the general partners of Braxton LP are as follows:

                           Paul E. Singer
                          712 Fifth Avenue, 36th Floor
                            New York, New York 10019
                           General partner of Elliott and Braxton LP and
                              President of Martley

                           Braxton Associates, Inc.
                          712 Fifth Avenue, 36th Floor
                           New York, New York 10019
                          General partner of Braxton LP

                   The name,  business address and present principal  occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:

                           Paul E. Singer
                           712 Fifth Avenue
                           36th Floor
                           New York, New York 10019
                           General partner of Elliott and Braxton LP and
                              President of Martley

              Westgate

                   The business  address of Westgate is Westgate  International,
              L.P., c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies. The principal business of Westgate is to purchase, sell, trade and invest in securities.

                   The name, business address,  and present principal occupation or employment of the general partner of Westgate are as follows:

                           Hambledon, Inc.
                           c/o Midland Bank Trust Corporation (Cayman) Limited P.O. Box 1109
                           Mary Street
                           Grand Cayman
                           Cayman Islands
                           British West Indies
                           General partner of Westgate

              Hambledon

                   The  business  address of Hambledon is c/o Midland Bank Trust
              Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies. The principal business of Hambledon is to serve as general partner of Westgate.

                   The name, business address,  and present principal occupation or employment of each director and executive officer of Hambledon are as follows:

                           Paul E. Singer
                           712 Fifth Avenue
                           36th Floor
                           New York, New York 10019
                           General partner of Elliott and Braxton LP and
                              President of Martley

              Martley

                   The  business  address of Martley is 712 Fifth  Avenue,  36th
              Floor, New York, New York 10019. The principal business of Martley is to act as investment manager for Westgate.

                   The name, business address,  and present principal occupation or employment of each director and executive officer of Martley are as follows:

                           Paul E. Singer
                           712 Fifth Avenue
                           36th Floor
                           New York, New York 10019
                           General partner of Elliott and Braxton LP and
                              President of Martley

              Abbenante

                   The business  address of Abbenante is 11 Business Park Drive,
              Branford, Connecticut 06405. The principal occupation or employment of Abbenante is Chairman of the Board of Ivy Biomedical Systems, Inc.

              The Family Trust

                   The  business  address  of  the  Family  Trust  is  Louis  P.
              Pellegrino Family Trust, c/o Thomas J. Abbenante, as Co-Trustee, 11 Business Park Drive, Branford, Connecticut 06405. The principal business of the Family Trust is the holding and management of investments for the benefit of the beneficiaries of the Family Trust.

                   The  names,   business   addresses,   and  present  principal
              occupation or employment of the co-trustees of the Family Trust are as follows:

                           Thomas J. Abbenante
                           11 Business Park Drive
                           Branford, Connecticut 06405
                          Chairman of the Board of Ivy
                            Biomedical Systems, Inc.

                           Peter J. Pellegrino
                           28 Apple Lane
                           Branford, Connecticut 06405
                           Accountant

              The Insurance Trust

                   The business  address of the  Insurance  Trust is  Pellegrino
              Irrevocable Insurance Trust, c/o Thomas J. Abbenante, as Trustee, 11 Business Park Drive, Branford, Connecticut 06405. The principal business of the Insurance Trust is the holding and management of investments for the benefit of the beneficiaries of the Insurance Trust.

                   The  names,   business   addresses,   and  present  principal
              occupation or employment of the trustee of the Insurance Trust are as follows:

                           Thomas J. Abbenante
                           11 Business Park Drive
                           Branford, Connecticut 06405
                          Chairman of the Board of Ivy
                            Biomedical Systems, Inc.

              (d)-(e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (f) All of the natural persons listed above are citizens of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.

                   The  source  and  amount of funds  used by  Elliott in making purchases of Common Stock beneficially owned by it are set forth below:

              Source of Funds                        Amount of Funds
              Margin accounts maintained at
              Merrill Lynch, Paine Webber,
              Prudential and Smith Barney              $986,394.64

                   The source and  amount of funds  used by  Westgate  in making purchases of Common Stock beneficially owned by it are set forth below:

              Source of Funds                        Amount of Funds
              Margin accounts maintained at
              Merrill Lynch, Paine Webber,
              Prudential and Smith Barney               $989,178.13

                   The source and  amount of funds used by  Abbenante  in making purchases of Common Stock beneficially owned by it are set forth below:

              Source of Funds                        Amount of Funds
              Margin account maintained at
              Brean Murray & Co., Inc.                  $388,638.65

                   The  acquisition  of Common Stock  beneficially  owned by the
              Family Trust did not involve purchases. Shares of Common Stock and the Warrants (as defined below) were deposited into the Family Trust upon the death of the grantor.

                   The  acquisition  of Common Stock  beneficially  owned by the
              Insurance Trust did not involve purchases. Shares of Common Stock were deposited into the Insurance Trust upon the death of the grantor.

Item 4.       Purpose of Transaction.

                   The shares of Common Stock purchased by the Reporting Persons have been acquired as part of a plan which includes the Reporting Persons' demands that (i) the Reporting Persons be represented on the Issuer's Board of Directors by designees of the Reporting Persons, in place of the Issuer's Chairman of the Board and other directors who have historically supported management, and (ii) the Issuer's senior management team be replaced.

                   The  Reporting  Persons  believe  that  the  Issuer's  senior management team lacks the vision and the ability to lead the Issuer and grow its business in an increasingly competitive environment. The Reporting Persons further believe that the Issuer's current management team has failed to fully exploit the Issuer's technology, failed to recognize the Issuer's need to expand significantly its product offerings and failed to position the Issuer as a diversified medical products company. The Reporting Persons believe that a new management team must be put into place in order for the Issuer to realize fully its potential as a global, diversified force in the medical products industry.

                   Through  their   representation  on  the  Issuer's  Board  of
              Directors, the Reporting Persons intend to encourage the Issuer and this new management team to explore various strategic alternatives, including the acquisition of complementary businesses, the establishment of joint ventures and marketing arrangements and possible business combinations involving the Issuer. The Reporting Persons have not decided upon any specific individuals to replace the senior management of the Issuer or any specific plan or proposal with respect to the business of the Issuer. There can be no assurance that any plan or proposal for a strategic alternative will be developed or that, if developed, will be beneficial to the Issuer and its stockholders.

                   The  Reporting  Persons have sent to each member of the Board of Directors of the Issuer a letter in the form attached hereto as Exhibit A, regarding the foregoing. In the event that the Issuer's Board of Directors declines to meet with the Reporting Persons and comply with their demands, the Reporting Persons are prepared to take any and all actions necessary to obtain the desired representation of the Board of Directors and to replace the current senior management team for the reasons outlined above.

                   Depending on market  conditions  and other factors that he or it may deem material, each of the Reporting Persons may purchase additional shares of Common Stock in the open market, in private transactions or by any other permissible means if deemed advisable or may dispose of all or a portion of the shares of Common Stock that are presently owned or hereafter acquired.

                   Other than as described in this Item 4, none of the Reporting
              Persons has any present plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.


Item 5.       Interest in Securities of the Issuer.

              (a) Elliott beneficially owns 126,350 shares of Common Stock, constituting approximately 1.4% of the outstanding shares of Common Stock.

                   Westgate  beneficially  owns 126,600  shares of Common Stock, constituting approximately 1.4% of the outstanding shares of Common Stock.

                   Abbenante  beneficially  owns 48,375  shares of Common Stock, constituting approximately 0.5% of the outstanding shares of Common Stock.

                   The Family Trust  beneficially  owns 181,121 shares of Common
              Stock, constituting approximately 2.0% of the outstanding shares of Common Stock. This includes 135,121 shares of Common Stock underlying certain warrants to purchase shares of Common Stock (the "Warrants") at an exercise price equal to $.89 per share. The Warrants expire on December 28, 1999.

                   The Insurance Trust beneficially owns 50,000 shares of Common
              Stock, constituting approximately 0.6% of the outstanding shares of Common Stock.

                   The  Reporting  Persons  together  beneficially  own  532,446 shares of Common Stock, constituting approximately 6.0% of the outstanding shares of Common Stock. Each of Elliott, Westgate and Martley disclaims beneficial ownership of any and all shares of Common Stock beneficially owned by any of the other Reporting Persons. Abbenante disclaims beneficial ownership of any and all shares of Common Stock beneficially owned by any of Elliott, Westgate and Martley. Each of the Family Trust and the Insurance Trust disclaims beneficial ownership of any and all shares of Common Stock beneficially owned by any of the other Reporting Persons. However, the Reporting Persons may nevertheless be deemed to constitute a group by reason of their acting together for the purposes set forth in Item 4 above.

                   All percentage  calculations  are based upon 8,812,993 shares of Common Stock issued and outstanding as of February 28, 1998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended February 1, 1998.

              (b) Elliott has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock beneficially owned by it.

                   Westgate  has the shared power with Martley to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of this subparagraph
              (b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

                   Abbenante has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock beneficially owned by him.

                   Abbenante  has the shared  power with  Pellegrino  to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock beneficially owned by the Family Trust. Information regarding each of Abbenante and Pellegrino for
              the purposes of this subparagraph (b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

                   Abbenante has the power to vote or direct the vote of, and to dispose of or direct the disposition of, the shares of Common Stock beneficially owned by the Insurance Trust.

              (c) A summary of the transactions effected by each of the Reporting Persons during the past sixty (60) days is set forth on Exhibit B attached hereto. These transactions were effected by the Reporting Persons on the Nasdaq National Market. No other transactions were effected by any of the Reporting Persons during the past sixty (60) days.



              (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

                   No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate or Martley.

                   No person  other than  Abbenante  has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Abbenante.

                   No person other than the Family  Trust and its  beneficiaries has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Family Trust. No person other than Abbenante and Pellegrino has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Family Trust.

                   No   person   other   than  the   Insurance   Trust  and  its
              beneficiaries has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Insurance Trust. No person other than Abbenante has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Insurance Trust.

              (e)  Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                   None.

Item 7.       Material to be Filed as Exhibits.

              Exhibit A - Form of Letter to Board of Directors of the Issuer

              Exhibit B - Item 5(c):  Transactions Effected During the Past 60
              Days

              Exhibit C - Joint Filing Agreement

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     May 18, 1998
                                                        (Date)

                                     ELLIOTT ASSOCIATES, L.P.
                                        By:  /s/ Paul E. Singer
                                      Name:  Paul E. Singer
                                     Title:  General Partner


                                     WESTGATE INTERNATIONAL, L.P.
                                        By: MARTLEY INTERNATIONAL, INC.,
                                              as Investment Manager
                                        By:  /s/ Paul E. Singer
                                      Name:  Paul E. Singer
                                     Title:  President


                                     MARTLEY INTERNATIONAL, INC.
                                        By:  /s/ Paul E. Singer
                                      Name:  Paul E. Singer
                                     Title: President


                                     /s/ Thomas J. Abbenante
                                     Thomas J. Abbenante


                                     LOUIS P. PELLEGRINO FAMILY TRUST
                                        By: /s/ Thomas J. Abbenante
                                      Name:  Thomas J. Abbenante
                                 Title: Trustee


                                     PELLEGRINO IRREVOCABLE INSURANCE TRUST
                                        By: /s/ Thomas J. Abbenante
                                      Name:  Thomas J. Abbenante
                                 Title: Trustee

                                    EXHIBIT A

                    FORM OF LETTER TO THE BOARD OF DIRECTORS
                       OF NOVAMETRIX MEDICAL SYSTEMS INC.


                               THOMAS J. ABBENANTE
                             11 Business Park Drive
                           Branford, Connecticut 06405



                                                     May 18, 1998


Novametrix Medical Systems Inc.
5 Technology Drive
P.O. Box 690
Wallingford, CT 06492

Attn:         William J. Lacourciere, Chairman of the Board,
                and the other members of the Board

Gentlemen:

  I, together with Elliott Associates, L.P. ("Elliott"), Westgate International, L.P. ("Westgate"), the Louis P. Pellegrino Family Trust (the "Family Trust") and the Pellegrino Irrevocable Insurance Trust (together with Elliott, Westgate and the Family Trust, the "Investor Group"), beneficially own over 5% of the common stock of Novametrix.

              The Investor Group hereby demands a meeting with the Company's Board of Directors to insist that (i) the Investor Group be represented on the Board of Directors by designees of the Investor Group, in place of the Company's Chairman of the Board and other directors who have historically supported management, and (ii) the Company's senior management team be replaced.

              Medical equipment suppliers that offer multiple product lines to healthcare institutions and other customers have a competitive advantage in the segment of the medical products industry in which Novametrix competes. The Investor Group believes that the current senior management team lacks the vision and the ability to lead Novametrix and grow its business in this increasingly competitive environment. The Company's current management team has failed to fully exploit Novametrix's technology, failed to recognize Novametrix's need to significantly expand its product offerings and failed to position Novametrix as a diversified medical products company. It is clear that a new management team must be put into place in order for Novametrix to realize fully its potential as a global, diversified force in the medical products industry. Through its representation on the Company's Board of Directors, the Investor Group intends to encourage the Company and this new management team to explore various strategic alternatives, including the acquisition of complementary businesses, the establishment of joint ventures and marketing arrangements and possible business combinations involving the Company.

              Please be advised that, in the event the Board of Directors declines to meet with the Investor Group and comply with its demands, the Investor Group is prepared to take any and all actions necessary to obtain the desired representation on the Company's Board of

                                                    Directors and to replace the
current senior management team of Novametrix for the reasons outlined herein.

              Thank you in advance for your prompt attention to this matter, and I look forward to hearing from you soon.

                                                     Very truly yours,

                                                     /s/ Thomas J. Abbenante

                                                     Thomas J. Abbenante

                                    EXHIBIT B

            ITEM 5(c): TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS


                                              Amount of
                                                Shares     Approximate Price per
Reporting        Date of                       Acquired    Share (exclusive of
              Transaction      Security       (Disposed)      commissions)

Elliott         3/16/98       Common Stock       1,300          $6.88
                3/16/98       Common Stock       5,000          $7.00
                3/20/98       Common Stock       2,000          $6.63
                3/23/98       Common Stock       6,700          $6.73
                3/24/98       Common Stock       3,500          $6.56
                3/30/98       Common Stock         600          $6.81
                3/31/98       Common Stock      10,000          $7.09
                 4/3/98       Common Stock       2,500          $7.31
                 4/8/98       Common Stock       1,500          $7.31
                4/14/98       Common Stock       8,650          $7.90
                4/15/98       Common Stock       4,100          $8.26
                4/16/98       Common Stock       7,500          $8.69
                4/17/98       Common Stock       2,500          $8.44
                4/24/98       Common Stock       4,700          $8.13
                4/27/98       Common Stock       7,100          $7.88
                4/28/98       Common Stock       2,000          $7.88
                4/28/98       Common Stock       3,700          $8.25
                4/29/98       Common Stock       2,400          $8.18
                4/30/98       Common Stock       1,800          $8.10
                 5/1/98       Common Stock       4,300          $8.11
                 5/6/98       Common Stock       1,000          $8.13
                 5/7/98       Common Stock       8,000          $8.12
                 5/8/98       Common Stock       5,500          $8.18
                5/11/98       Common Stock      12,800          $8.13
                5/12/98       Common Stock       3,500          $8.11
                5/13/98       Common Stock       2,000          $7.69
                5/14/98       Common Stock       4,200          $7.97
                5/14/98       Common Stock       2,800          $8.11
                5/15/98       Common Stock       2,200          $8.17
Westgate        3/16/98       Common Stock       2,200          $6.88
                3/16/98       Common Stock       1,000          $6.94
                3/16/98       Common Stock       5,000          $7.00
                3/23/98       Common Stock       6,800          $6.73
                3/24/98       Common Stock       3,500          $6.56
                3/30/98       Common Stock         600          $6.81
                3/31/98       Common Stock      10,000          $7.09
                 4/3/98       Common Stock       2,500          $7.31
                 4/8/98       Common Stock       1,500          $7.31
                4/14/98       Common Stock       8,500          $7.90
                4/15/98       Common Stock       4,100          $8.26
                4/16/98       Common Stock       7,500          $8.69
                4/17/98       Common Stock       2,500          $8.44
                4/24/98       Common Stock       2,100          $8.13
                4/24/98       Common Stock       2,800          $8.19
                4/27/98       Common Stock       7,000          $7.88
                4/28/98       Common Stock       2,000          $7.88
                4/28/98       Common Stock       3,800          $8.25
                4/29/98       Common Stock       2,300          $8.18
                4/30/98       Common Stock       1,900          $8.10

                                               Amount of
                                                Shares     Approximate Price per
Reporting        Date of                       Acquired     Share (exclusive of
 Person         Transaction      Security     (Disposed)       commissions)
Westgate         5/1/98       Common Stock       4,300          $8.11
 (cont.)         5/7/98       Common Stock       8,900          $8.12
                 5/8/98       Common Stock       4,500          $8.18
                 5/8/98       Common Stock       1,000          $8.25
                5/11/98       Common Stock      12,900          $8.13
                5/12/98       Common Stock       3,500          $8.11
                5/13/98       Common Stock       2,000          $7.69
                5/14/98       Common Stock       4,300          $7.97
                5/14/98       Common Stock       2,900          $8.11
                5/15/98       Common Stock       2,200          $8.17
Martley                            None
Abbenante         4/8/98       Common Stock       3,000         $7.31
                 4/14/98       Common Stock       8,575         $7.90
                 4/15/98       Common Stock       4,100         $8.26
                 4/17/98       Common Stock       2,000         $8.31
                 4/27/98       Common Stock       2,000         $7.93
                 4/28/98       Common Stock       3,500         $8.06
                  5/1/98       Common Stock       3,000         $8.31
                  5/1/98       Common Stock       1,300         $8.31
                  5/4/98       Common Stock       6,000         $8.18
                 5/12/98       Common Stock       4,800         $7.77
                 5/14/98       Common Stock       5,700         $8.11
                 5/15/98       Common Stock       4,400         $8.17
Family Trust      4/8/98       Common Stock      (4,000)        $7.06
                  4/8/98       Common Stock      (1,000)        $7.13
                 4/21/98       Common Stock      (3,500)        $8.59
                 4/21/98       Common Stock      (1,500)        $8.69
                 4/22/98       Common Stock(1)    5,000         $0.89
Insurance Trust                    None


 (1)  Acquired upon the exercise of warrants.

                                    EXHIBIT C

                             JOINT FILING AGREEMENT


              The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Novametrix Medical Systems Inc., dated May 18, 1998, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated as of:  May 18, 1998

                            ELLIOTT ASSOCIATES, L.P.
                             By: /s/ Paul E. Singer
                              Name: Paul E. Singer
                             Title: General Partner


                          WESTGATE INTERNATIONAL, L.P.
                        By: MARTLEY INTERNATIONAL, INC.,
                                    as Investment Manager
                             By: /s/ Paul E. Singer
                              Name: Paul E. Singer
                             Title: President


                           MARTLEY INTERNATIONAL, INC.
                             By: /s/ Paul E. Singer
                            Name: Paul E. Singer
                           Title: President


                             /s/ Thomas J. Abbenante
                            Thomas J. Abbenante


                        LOUIS P. PELLEGRINO FAMILY TRUST
                           By: /s/ Thomas J. Abbenante
                            Name: Thomas J. Abbenante
                           Title: Trustee


                            PELLEGRINO IRREVOCABLE INSURANCE TRUST
                           By: /s/ Thomas J. Abbenante
                            Name: Thomas J. Abbenante
                           Title: Trustee